Exhibit 17.1

RESIGNATION OF MY POSITIONS
AS AN OFFICER AND DIRECTOR OF
THE PARKVIEW GROUP, INC.

Dated:	July 15, 2009
From:	Mark J. Hanna
To:	The Board of Directors of The Parkview Group, Inc.

Gentlemen:

             I am hereby resigning my positions as an officer and director of The Parkview Group, Inc., effective immediately.

             In Witness Whereof, I have hereunto set my hand on the date first written above.

             Sincerely,

/s/ Mark J. Hanna

Mark J. Hanna